Samuel, Sally

From:	Stewart.Gregg@allianzlife.com
Sent:	Wednesday, December 28, 2011 4:08 PM
To:	Samuel, Sally
Cc:	rtc@jordenusa.com
Subject:	Answers to your inquiry

1) Investment Protector

Current rider charge changes

100% rider anniversary value doesn't change

New MVP funds not available with this rider

2) Income Protector

Current rider charge changes

Payout table % changes. New payout table for joint.

30 year increase doesn't change

8% rollup does not change

Exercise age doesn't change

List of available investment options change

Stewart Gregg

Senior Counsel

stewart.gregg@allianzlife.com

d: 763.765.2913

800.950.5872 x32913

Allianz Life Insurance Company of North America | www.allianzlife.com

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